UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

JD.com, Inc. (the “Company”) made an announcement dated May 18, 2026 with The Stock Exchange of Hong Kong Limited relating to the record date of the Company’s forthcoming annual general meeting. Details of the annual general meeting, including the date and location of the meeting, will be provided in a meeting notice on a later date.

Exhibit Index

99.1	Announcement—Record Date for Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By :	/s/ Ian Su Shan
Name :	Ian Su Shan
Title :	Chief Financial Officer

Date: May 18, 2026